UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road

Changle County, Weifang City

Shandong Province, China, 262400

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of Hongli Group Inc. (the “Company”) (File Number 333-289457), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278321), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended.

Closing of Unregistered Sale of Equity Securities

As previously reported, on April 11, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a U.S. investor (the “Investor”) for a private placement offering, providing the sale and issuance of 1,300,000 ordinary shares of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.25 per Share, for aggregate gross proceeds of $325,000.

On April 24, 2026, the transaction contemplated by the Securities Purchase Agreement was closed. Upon closing, the Company issued a total of 1,300,000 ordinary shares to the Investor following receipt of gross proceeds of $325,000. The Shares in this transaction were offered and issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: April 30, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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